

July 23, 2010

James M. Austin, III
Chief Financial Officer
Southern First Bancshares, Inc.
100 Verdae Boulevard, Suite 100
Greenville, South Carolina 29606

> **Re:** **Southern First Bancshares, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Form 10-Q for the quarterly period ended March 31, 2010**
> **File No. 000-27719**

Dear Mr. Austin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the quarterly period ended March 31, 2010
Management's Discussion and Analysis of Financial Condition and Results of Operations
Investments, page 22

1. Please provide us with, and revise future filings to include, a table similar to that provided on page 62 of your December 31, 2009 Form 10-K detailing the amortized cost, gross unrealized gains, gross unrealized losses and fair value for each category of investments for which other than temporary impairments have not been recognized in earnings (including investments for which a portion of an other-than-temporary has been recognized in other comprehensive income). Also provide us with, and revise future filings to include, a table similar to that provided on page 63 of your December 31, 2009 Form 10-K detailing the information requested in the preceding sentence segregated by those investments that have been in a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 months or longer. Refer to ASC 320-10-50-6a and

ASC 320-10-50-7 in preparing your response and note that this disclosure is required in all annual and quarterly filings.

2. As a related matter, please refer to ASC 320-10-50-6b to provide us with, and revise future filings to include, an enhanced discussion of your private label collateralized mortgage obligations that are in a continuous loss position. Your response and the revised disclosure in future filings should provide sufficient information to allow financial statement users to understand the quantitative disclosures and the information that you considered (both positive and negative) in reaching the conclusion that the impairments are not other-than-temporary. For example, please consider disclosing additional information to describe the characteristics of the underlying collateral (e.g., types of mortgages, vintage, geographic concentrations, average FICO scores, etc), performance indicators of the underlying assets (e.g., quantification of default rates, relevant delinquency and foreclosure statistics and trends, etc), quantification of excess collateral, changes in credit ratings, and quantification of any changes in the major components of your internal cash flow model that occurred during the periods presented.

3. We note your disclosure that you have the ability and intent to hold all securities within the portfolio until they mature or until the value recovers and therefore you do not consider these investments to be other-than-temporarily impaired at March 31, 2010. In future filings, please revise this language to be consistent with ASC 320-10-35-33, which clarified the interaction of factors that should be considered when determining whether a debt security is other-than-temporarily impaired from an assertion of intent and ability to hold a security for a period of time sufficient to allow for an anticipated recovery in fair value to an assessment of whether (a) one has the intent to sell the security, or (b) it is more likely than not that one will be required to sell the security prior to its anticipated recovery.

Loans, page 24

4. Please tell us, and consider revising future filings to disclose, whether you have noticed an increase in any loan categories such as commercial loans or any other applicable loans, such as construction loans, that have been extended at maturity for which you have not considered the loans to be impaired due to the existence of guarantees. If so, please provide us with the following information and consider enhancing your disclosure in future filings accordingly:

- The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

- To the extent you extend loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;

- In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

- How you evaluate the guarantor's reputation and willingness to work with you and how this translates into your determination of the ultimate provision or charge-off recorded;

- How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee;

- Quantify the dollar amount of loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees; and

- When the impaired loan is carried at a value that is in excess of the appraised value due to the guarantee from the borrower, address in detail how you evaluate and determine the realizable value of the borrower guarantee. Specifically discuss the extent of your willingness to enforce the guarantee.

Provision and Allowance for Loan Losses, page 25

5. We note your disclosure on pages 9 and 26 describing your methodology for measuring loans for impairment (e.g., using collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows) and that you had approximately $4.4 million of impaired loans with a specific allowance of $1.4 million and $8.0 million of impaired loans without a specific allowance at March 31, 2010. We also note your disclosure page 10 that all impaired loans were classified as level 2 due to fair value being determined based on an observable market price or a current appraised value. As it relates to these loans, please provide us with the following information as of March 31, 2010 and revise your future filings accordingly:

- The amount of loans measured using each of the methodologies disclosed (i.e., collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows);

- As it relates to collateral dependent loans, a comprehensive discussion of the methods used to estimate the fair value, including an in-depth discussion of the appraisal process, how often you obtain updated appraisals for your collateral and in the event you use automated valuation methodologies, procedures you perform to validate the results of these valuation methodologies in the event they are not based on current appraisal data;

- How you define "current" appraisal;

- The approximate amount or percentage of impaired loans for which the Company relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available;

- The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

- In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

- Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

- How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);

- In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans; and

- For those loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

In the event these policies vary by loan type, please consider providing disaggregated disclosures to explain your policy for measuring impairment. In addition, please provide similarly enhanced disclosure in your fair value footnote as it relates to these assets that are measured at fair value on a nonrecurring basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen, Staff Accountant at (202) 551-3697 or me at (202) 551-3423 with any other questions.

Sincerely,


Amit Pande
Accounting Branch Chief